January 24, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Protokinetix Form 10-K/A for the year ended December 31, 2009 filed December 14, 2010; file number 000-32917

Dear Mr. Rosenberg,

Please be informed that we have received and read your letter dated January 11, 2011, regarding the above referenced matter. As you know, in that letter, you request that we respond to that letter within 10 business days by amending our Form 10-K for the year ended December 31, 2009. Additionally, in that letter, you have requested that we provide you with a letter on EDGAR under the form type label CORRESP that keys our responses to your comments. The purpose of this letter is to respond, in writing, to those comments.

COMMENT:

Item 9A. Controls and Procedures, page 15

1.

We acknowledge your amendment in response to our previous comment one. It appears that you continue to disclose only your conclusion regarding the ineffectiveness of your disclosure controls and procedures at December 31, 2009. In annual reports on Form 10- K, you are required to disclose both your conclusion on disclosure controls and procedures under Item 307 of Regulation S-K and your conclusion on internal control over financial reporting under Item 308T of Regulation S-K. As previously requested, please amend your filing to provide the required management report on internal control over financial reporting, including:

A statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting; and

A clear conclusion as to whether your internal control over financial reporting was effective or ineffective at December 31, 2009.

RESPONSE:

Please be informed that we have prepared and filed an amendment to our Form 10-K for the year ended December 31, 2009 (the “Amendment”). Please note, in the Amendment, we have disclosed both our conclusion regarding disclosure controls and procedures pursuant to Item 307 of Regulation S-K and our conclusion regarding internal control over financial reporting pursuant to Item 308T of Regulation S-K. Additionally, please note, pursuant to our disclosure regarding internal control over financial reporting, in the Amendment we have included a statement identifying the framework we used to evaluate the effectiveness of our internal control over financial reporting and a clear conclusion as to whether our internal control over financial reporting was effective or ineffective at December 31, 2009.

2.

In disclosing your conclusion regarding the effectiveness of your disclosure controls and procedures, you indicate that disclosure controls and procedures are defined in Exchange Act Rule 13a-14(c). Please revise this disclosure in your amended filing to properly indicate that disclosure controls and procedures are defined in Exchange Act Rules 13a- 15(e) and 15d-15(e).

RESPONSE:

Please note, in connection with our conclusion regarding the effectiveness of our disclosure controls and procedures, we have indicated in the Amendment that the disclosures and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Hopefully, the provisions of this letter and the Amendment are completely responsive to those comments. Of course, in the event you have additional questions or comments regarding this or any other matter, please do not hesitate to contact us. Thank you.

Sincerely,

Protokinetix, Inc.,
a Nevada corporation

/s/ Ross Senior
______________________________
By: Ross Senior,
Chief Executive Officer and
Chief Financial Officer